1065 TAX RETURN COMPARISON
2014 / 2015 / 2016

2016

Name(s) as shown on return: Red Diamond Yoga 3500 LLC

Ident fy ng number: 80-0918012

	2014 FEDERAL	2015 FEDERAL	2016 FEDERAL	DIFFERENCE BETWEEN 2015 & 2016
Income				
Net rece pts				
Cost of goods so d				
Gross prof t				
Ord nary ncome (oss) from other partnersh ps, estates, trus s				
Net farm prof t (oss)				
Net ga n/ oss from 4797				
Other ncome				
Total income				
Deductions				
Sa ar es and wages				
Guaranteed payments to partners				
Repa rs and ma ntenance				
Bad debts				
Ren s				
Taxes and censes				
Interest				
Deprec at on from Form 4562				
Deprec at on c a med e sewhere				
Net deprec at on				
Dep et on				
Pens on, prof t-shar ng				
Emp oyee benef ts				
Other deduct ons				
Total deductions				
Ordinary business income(loss)				

SCHEDULE K - Partner's Share Items

	2014	2015	2016	DIFFERENCE
Income				
Ord nary bus ness ncome (oss)				
Net renta rea estate ncome (oss)				
Other net renta ncome (oss)				
Guaranteed Payments				
Interest ncome				
Ord nary d v dends				
Qua f ed d v dends				
Roya t es				
Net short-term cap ta ga n (oss)				
Net ong-term cap ta ga n (oss)				
Co ect b es (28%) ga n (oss)				
Unrecaptured sect on 1250 ga n				
Net sect on 1231 ga n (oss)				
Other ncome (oss)				
Deductions				
Sect on 179 deduct on				
Contr but ons				
Investment nterest expense				
Sect on 59(e)(2) expend tures				
Other deduct ons				

Name(s) as shown on return	Ident fy ng number
Red Diamond Yoga 3500 LLC	80-0918012

Self-Employment	2014 FEDERAL	2015 FEDERAL	2016 FEDERAL	DIFFERENCE BETWEEN 2015 & 2016
Net earn ngs (oss) from se f-emp oyment				
Gross farm ng or f sh ng ncome				
Gross nonfarm ncome				
Credits				
Low- ncome hous ng cred t (sect on 42(j)(5))				
Low- ncome hous ng cred t (other) . . .				
Qua f ed rehab tat on expend tures (renta rea estate)				
Other renta rea es ate cred ts				
Other renta cred ts				
Other cred ts				
Foreign Transactions				
Gross ncome from a sources				
Gross ncome sourced at partner eve .				
oreign gross income sourced at partnership				
Pass ve				
Genera categor es				
Other m tat on				
Deductions allocated and apportioned at partner level				
Interest expense				
Other				
Ded allocated / apportioned at ptr level to oreign source inc				
Pass ve				
Genera categor es				
Other m tat on				
Tota fore gn taxes pa d or accrued . . .				
Reduct on n taxes ava ab e for cred t . .				
Alternative Minimum Tax (AMT) items				
Post-1986 deprec at on adjustment				
Adjusted ga n or oss				
Dep et on				
Oil, gas, and geothermal properties - gross income				
Oil, gas, and geothermal properties - deductions				
Other AMT tems				
Other information				
Tax-exempt nterest ncome				
Other tax-exempt ncome				
Nondeduct b e expenses				
Distribution o cash and marketable securities				
D str but ons of other property				
Investment ncome				
Investment expenses				

RESIDENT STATE		CA	CA	
Taxab e ncome		639,168		(639,168)
Tota tax		3,300	800	(2,500)
Overpayment				
Ba ance due		1,600		(1,600)

2014 **2015** **2016** **DIFFERENCE**

Form 1065

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2016, or tax year beginning __________, 2016, ending __________, 20 ____.

► Information about Form 1065 and its separate instructions is at *www.irs.gov/form1065.*

OMB No. 1545-0123

2016

A Principal business activity	Management
B Principal product or service	Management
C Business code number	551112
Name of partnership	Red Diamond Yoga 3500 LLC
Number, street, and room or suite no. If a P.O. box, see the instructions.	3500 Overland Avenue 210
City or town, state or province, country, and ZIP or foreign postal code	Los Angeles, CA 90034
D Employer identification number	80-0918012
E Date business started	10-07-2013
F Total assets (see the instructions)	$ 0

Type or Print

G Check applicable boxes: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change (5) ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)

H Check accounting method: (1) ☐ Cash (2) ☐ Accrual (3) ☐ Other (specify) ►

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ► 1

J Check if Schedules C and M-3 are attached ☐

Caution. *Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

Income	1a	Gross receipts or sales	1a			
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	
	2	Cost of goods sold (attach Form 1125-A)			2	
	3	Gross profit. Subtract line 2 from line 1c			3	
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	
	7	Other income (loss) (attach statement)			7	
	8	**Total income (loss).** Combine lines 3 through 7			8	
Deductions (see the instructions for limitations)	9	Salaries and wages (other than to partners) (less employment credits)			9	
	10	Guaranteed payments to partners			10	
	11	Repairs and maintenance			11	
	12	Bad debts			12	
	13	Rent			13	
	14	Taxes and licenses			14	
	15	Interest			15	
	16a	Depreciation (if required, attach Form 4562)	16a			
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	
	20	Other deductions (attach statement)			20	
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20			21	
	22	**Ordinary business income (loss).** Subtract line 21 from line 8			22	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

► Arlene Utal
Signature of general partner or limited liability company member manager ► Date

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☒ if self-employed	PTIN
Howard Fox		02-06-2017		XXXXXXXXX

Firm's name ►Howard D Fox CPA — Firm's EIN ►77-0377113

Firm's address ►5835 Kanan Road, Agoura Hills, CA 91301 — Phone no. (818)879-0600

Schedule B Other Information

		Yes	No
1	What type of ent ty s f ng th s return? Check the app cab e box:		
	a ☐ Domest c genera partnersh p **b** ☐ Domest c m ted partnersh p		
	c ☒ Domest c m ted ab ty company **d** ☐ Domest c m ted ab ty partnersh p		
	e ☐ Fore gn partnersh p **f** ☐ Other ►		
2	At any t me dur ng the tax year, was any partner n the partnersh p a d sregarded ent ty, a partnersh p (nc ud ng an ent ty treated as a partnersh p), a trust, an S corporat on, an estate (other than an estate of a deceased partner), or a nom nee or s m ar person?		X
3	At the end of the tax year:		
a	D d any fore gn or domest c corporat on, partnersh p (nc ud ng any ent ty treated as a partnersh p), trust, or tax-exempt organ zat on, or any fore gn government own, d rect y or nd rect y, an nterest of 50% or more n the prof t, oss, or cap ta of the partnersh p? For ru es of construct ve ownersh p, see nstruct ons. If "Yes," attach Schedu e B-1, Informat on on Partners Own ng 50% or More of the Partnersh p **SEE 1065B1**	X	
b	D d any nd v dua or es ate own, d rect y or nd rect y, an nterest of 50% or more n the prof t, oss, or cap ta of the partnersh p? For ru es of construct ve ownersh p, see nstruct ons. If "Yes," at ach Schedu e B-1, Informat on on Partners Own ng 50% or More of the Partnersh p		X
4	At the end of the tax year, d d the partnersh p:		
a	Own d rect y 20% or more, or own, d rect y or nd rect y, 50% or more of the tota vot ng power of a c asses of stock ent t ed to vote of any fore gn or domest c corporat on? For ru es of construct ve ownersh p, see nstruct ons. If "Yes," comp ete ( ) through (v) be ow		X

(i) Name o Corporation	**(ii)** Employer denti ication Number (i any)	**(iii)** Country o ncorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own d rect y an nterest of 20% or more, or own, d rect y or nd rect y, an nterest of 50% or more n the prof t, oss, or cap ta n any fore gn or domest c partnersh p (nc ud ng an ent ty treated as a partnersh p) or n the benef c a nterest of a trust? For ru es of construct ve ownersh p, see nstruct ons. If "Yes," comp ete ( ) through (v) be ow		X

(i) Name o Entity	**(ii)** Employer denti ication Number (i any)	**(iii)** ype o Entity	**(iv)** Country o Organization	**(v)** Maximum Percentage Owned in Pro it, Loss, or Capital

		Yes	No
5	D d the partnersh p f e Form 8893, E ect on of Partnersh p Leve Tax Treatment, or an e ect on statement under sect on 6231(a)(1)(B)( ) for partnersh p- eve tax treatment, that s n effect for th s tax year? See Form 8893 for more deta s		
6	Does the partnersh p sat sfy **all four** of the fo ow ng cond t ons?		
a	The partnersh p s tota rece pts for the tax year were ess than $250,000.		
b	The partnersh p s tota assets at the end of the tax year were ess than $1 m on.		
c	Schedu es K-1 are f ed w th the return and furn shed to the partners on or before the due date (nc ud ng extens ons) for the partnersh p return.		
d	The partnersh p s not f ng and s not requ red to f e Schedu e M-3	X	
	If "Yes," the partnersh p s not requ red to comp ete Schedu es L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedu e K-1.		
7	Is th s partnersh p a pub c y traded partnersh p as def ned n sect on 469(k)(2)?		X
8	Dur ng the tax year, d d the partnersh p have any debt that was cance ed, was forg ven, or had the terms mod f ed so as to reduce the pr nc pa amount of the debt?		
9	Has th s partnersh p f ed, or s t requ red to f e, Form 8918, Mater a Adv sor D sc osure Statement, to prov de nformat on on any reportab e transact on?		X
10	At any t me dur ng ca endar year 2016, d d the partnersh p have an nterest n or a s gnature or other author ty over a f nanc a account n a fore gn country (such as a bank account, secur t es account, or other f nanc a account)? See the nstruct ons for except ons and f ng requ remen s for F nCEN Form 114, Report of Fore gn Bank and F nanc a Accounts (FBAR). If "Yes," enter the name of the fore gn country. ►		X

Schedule B **Other Information** *(continued)*

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ► ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ►		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ►		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ► 0		
18a	Did you make any payments in 2016 that would require you to file Form(s) 1099? See instructions		
b	If "Yes," did you or will you file required Form(s) 1099?		
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ►		
20	Enter the number of partners that are foreign governments under section 892. ►		
21	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		
22	Was the partnership a specified domestic entity required to file Form 8938 for the tax year (See the Instructions for Form 8938)?		

Designation of Tax Matters Partner (see instructions)

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ► Utal Yoga Corporation

Identifying number of TMP ► 46-2414867

If the TMP is an entity, name of TMP representative ►

Phone number of TMP ►

Address of designated TMP ► 3500 Overland Avenue 210
Los Angeles, CA 90034

Schedule K Partners' Distributive Share Items

Section	Line	Item	Box	Total amount
Income (Loss)	1	Ord nary bus ness ncome (oss) (page 1, ne 22)	1	0
	2	Net renta rea estate ncome (oss) (attach Form 8825)	2	
	3 a	Other gross renta ncome (oss) — 3a		
	b	Expenses from other renta act v t es (at ach statement) — 3b		
	c	Other net renta ncome (oss). Subtract ne 3b from ne 3a	3c	
	4	Guaranteed paymen s	4	
	5	Interest ncome	5	
	6	D v dends: a Ord nary d v dends	6a	
		b Qua f ed d v dends — 6b		
	7	Roya t es	7	
	8	Net short-term cap ta ga n (oss) (attach Schedu e D (Form 1065))	8	
	9 a	Net ong-term cap ta ga n (oss) (attach Schedu e D (Form 1065))	9a	
	b	Co ect b es (28%) ga n (oss) — 9b		
	c	Unrecaptured sect on 1250 ga n (attach statement) — 9c		
	10	Net sect on 1231 ga n (oss) (attach Form 4797)	10	
	11	Other ncome (oss) (see nstruct ons) Type ►	11	
Deductions	12	Sect on 179 deduct on (attach Form 4562)	12	
	13 a	Contr but ons	13a	
	b	Investment nterest expense	13b	
	c	Sect on 59(e)(2) expend tures: **(1)** Type ► **(2)** Amount ►	13c(2)	
	d	Other deduct ons (see nstruct ons) Type ►	13d	
Self-Employ-ment	14 a	Net earn ngs (oss) from se f-emp oyment	14a	
	b	Gross farm ng or f sh ng ncome	14b	
	c	Gross nonfarm ncome	14c	
Credits	15 a	Low- ncome hous ng cred t (sect on 42(j)(5))	15a	
	b	Low- ncome hous ng cred t (other)	15b	
	c	Qua f ed rehab tat on expend tures (renta rea estate) (attach Form 3468, f app cab e)	15c	
	d	Other renta rea estate cred ts (see nstruct ons) Type ►	15d	
	e	Other renta cred ts (see nstruct ons) Type ►	15e	
	f	Other cred ts (see nstruct ons) Type ►	15f	
Foreign Transactions	16 a	Name of country or U.S. possess on ►		
	b	Gross ncome from a sources	16b	
	c	Gross ncome sourced at partner eve	16c	
		Fore gn gross ncome sourced at partnersh p eve		
	d	Pass ve category ► **e** Genera category ► **f** Other ►	16f	
		Deduct ons a ocated and apport oned at partner eve		
	g	Interest expense ► **h** Other ►	16h	
		Deduct ons a ocated and apport oned at partnersh p eve to fore gn source ncome		
	i	Pass ve category ► **j** Genera category ► **k** Other ►	16k	
	l	Tota fore gn taxes (check one): ► Pa d ☐ Accrued ☐	16l	
	m	Reduct on n taxes ava ab e for cred t (attach s atement)	16m	
	n	Other fore gn tax nformat on (attach statement)		
Alternative Minimum Tax (AMT) Items	17 a	Post-1986 deprec at on adjustment	17a	
	b	Adjusted ga n or oss	17b	
	c	Dep et on (other than o and gas)	17c	
	d	O , gas, and geotherma propert es - gross ncome	17d	
	e	O , gas, and geotherma propert es - deduct ons	17e	
	f	Other AMT tems (attach s atement)	17f	
Other Information	18 a	Tax-exempt nterest ncome	18a	
	b	Other tax-exempt ncome	18b	
	c	Nondeduct b e expenses	18c	
	19 a	D str but ons of cash and marketab e secur t es	19a	
	b	D str but ons of other property	19b	
	20 a	Investment ncome	20a	
	b	Investment expenses	20b	
	c	Other tems and amounts (attach statement)		

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l	1	0

2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a General partners						
b Limited partners						

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash				
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (attach statement)				
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach statement)				
9a Buildings and other depreciable assets				
b Less accumulated depreciation				
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)				
b Less accumulated amortization				
13 Other assets (attach statement)				
14 Total assets				
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach statement)				
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)				
b Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities (attach statement)				
21 Partners' capital accounts				
22 Total liabilities and capital				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. The partnership may be required to file Schedule M-3 (see instructions).

1 Net income (loss) per books	0	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize):	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		a Tax-exempt interest $	
3 Guaranteed payments (other than health insurance)		7 Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize):	
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize):		a Depreciation $	
a Depreciation $			
b Travel and entertainment $		8 Add lines 6 and 7	
		9 Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	0
5 Add lines 1 through 4			

Schedule M-2 Analysis of Partners' Capital Accounts

1 Balance at beginning of year		6 Distributions: a Cash	
2 Capital contributed: a Cash		b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) per books	0		
4 Other increases (itemize):			
		8 Add lines 6 and 7	
5 Add lines 1 through 4	0	9 Balance at end of year. Subtract line 8 from line 5	0

SCHEDULE B-1
(Form 1065)
(Rev December 2011)
Department o the reasury
nternal Revenue Service

Information on Partners Owning 50% or More of the Partnership

► **Attach to Form 1065. See instructions.**

OMB No 1545-0099

Name o partnership: Red Diamond Yoga 3500 LLC

Employer identi ication number (EIN): 80-0918012

Part I Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Comp ete co umns ( ) through (v) be ow for any fore gn or domest c corporat on, partnersh p (nc ud ng any ent ty treated as a partnersh p), trust, tax-exempt organ zat on, or any fore gn government that owns, d rect y or nd rect y, an nterest of 50% or more n the prof t, oss, or cap ta of the partnersh p (see nstruct ons).

(i) Name o Entity	(ii) Employer denti ication Number (i any)	(iii) ype o Entity	(iv) Country o Org	(v) Maximum Percentage Owned in Pro it, Loss, or Capital
Utal Yoga Corporation	46-2414867	S CORPORATION	US	100

Part II Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Comp ete co umns ( ) through (v) be ow for any nd v dua or estate that owns, d rect y or nd rect y, an nterest of 50% or more n the prof t, oss, or cap ta of the partnersh p (see nstruct ons).

(i) Name o ndividual or Estate	(ii) denti ying Number (i any)	(iii) Country o Citizenship (see instructions)	(iv) Maximum Percentage Owned in Pro it, Loss, or Capital

inal K-1 ☐ Amended K-1 ☐ OMB No 1545-0123

Schedule K-1 (Form 1065) 2016

or calendar year 2016, or tax year beginning ______, 2016 ending ______, 20 ___

Department o the reasury
nternal Revenue Service

Partner's Share of Income, Deductions, Credits, etc.

► See page 2 o orm and separate instructions.

Part I Information About the Partnership

A Partnership's employer identi ication number
80-0918012

B Partnership's name, address, city, state, and Z P code
Red Diamond Yoga 3500 LLC
3500 Overland Avenue 210
Los Angeles, CA 90034

C RS Center where partnership iled return
Ogden

D ☐ Check i this is a publicly traded partnership (P P)

Part II Information About the Partner

E Partner's identi ying number
46-2414867

F Partner's name, address, city, state, and Z P code
Utal Yoga Corporation
3500 Overland Avenue 210
Los Angeles, CA 90034

G [X] General partner or LLC member-manager ☐ Limited partner or other LLC member

H [X] Domestic partner ☐ oreign partner

I1 What type o entity is this partner? S CORPORATION

I2 this partner is a retirement plan (RA/SEP/Keogh/etc), check here . . . . ☐

J Partner's share o pro it, loss, and capital (see instructions)

	Beginning	Ending
Pro it	100.0000000 %	100.0000000 %
Loss	100.0000000 %	100.0000000 %
Capital	100.0000000 %	100.0000000 %

K Partner's share o liabilities at year end

Nonrecourse . . . . $
Quali ied nonrecourse inancing . . . $
Recourse . . . . $

L Partner's capital account analysis

Beginning capital account . . . . . . $
Capital contributed during the year . . $
Current year increase (decrease) . . . $
Withdrawals & distributions . . . . . $ ( )
Ending capital account . . . . $

[X] ax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes [X] No
"Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1 Ordinary business income (loss)
2 Net rental real estate income (loss)
3 Other net rental income (loss)
4 Guaranteed payments
5 nterest income
6a Ordinary dividends
6b Quali ied dividends
7 Royalties
8 Net short-term capital gain (loss)
9a Net long-term capital gain (loss)
9b Collectibles (28%) gain (loss)
9c Unrecaptured section 1250 gain
10 Net section 1231 gain (loss)
11 Other income (loss)
12 Section 179 deduction
13 Other deductions
14 Sel -employment earnings (loss)
15 Credits
16 oreign transactions
17 Alternative minimum tax (AM) items
18 ax-exempt income and nondeductible expenses
19 Distributions
20 Other in ormation

*See at ached statement for add t ona nformat on.

For IRS Use Only

Partner's Adjusted Basis Worksheet

2016

Keep for your records.

Partner Number:	TIN: 46-2414867	Tax year ending: 12-31-2016	Ownership %: 100.000000
Name o Partner: Utal Yoga Corporation			
Name o Partnership: Red Diamond Yoga 3500 LLC			EIN 80-0918012

A	Partner's share o partnership liabilities (Sch K-1, tem K)		A				
B	Partner's share o partnership liabilities rom PR OR year		B	( )			
C	ncreases (Decrease) in share o Partnership Liabilities during this tax period		C				
1	Adjusted Basis rom preceding year					1	0
2	Capital contributions o property						
a	Gain (i any) recognized this year on contribution o property to partnership		2 a				
b	Cash contributed during the year		b				
c	Adjusted basis o property contributed during the year		c				
d	Partnership interest acquired other than by cash or property		d				
	otal additional contributions (otal lines 2a-2d)				2		
3	tems o ncome or Gain or this period						
a	Ordinary ncome	(Sch K-1, Line 1)	3 a				
b	Real Estate Rental ncome	(Sch K-1, Line 2)	b				
c	Other Rental ncome	(Sch K-1, Line 3c)	c				
d	nterest, Dividends & Royalties	(Sch K-1, Lines 5, 6a & 7)	d				
e	Capital Gain	(Sch K-1, Lines 8 & 9a)	e				
	Other Port olio ncome	(Sch K-1, Line 11a)					
g	Section 1231 Gain	(Sch K-1, Line 10)	g				
h	Other ncome	(Sch K-1, Line 11)	h				
i	ax Exempt ncome	(Sch K-1, Lines 18a & b)	i				
j	Excess Depletion Adjustment		j				
k	ncrease rom Recapture o Business Credits		k				
i	Gain rom 179 disposition (See RC §49(a), 50(a), 50(c)(2) & 1371 (d))		i				
	otal items o ncome or Gains (otal lines 3a-3l)				3		
4	ncrease in Partnership Share o Partnership Liabilities rom line C above				4		
5	otal increases in basis (combine lines 1 through 4)					5	
6	Distributions to the Partner during the year				6		
7	Decrease in Partner's Share o Partnership Liabilities rom line C above				7		
8 a	Decrease or Non-Deductible Expenses/Credit Adjustments		8 a				
b	Decrease or Depletion		b				
	otal other decreases (lines 8a-8b)				8		
9	Subtotal - basis a ter all distributions and other decreases (Line 5 minus lines 6-8)					9	
10	tems o Losses and Deductions (Allowed or the current year)						
a	Ordinary Loss	(Page 2, Col e, Line 10a)	10 a				
b	Real Estate Rental Loss	(Page 2, Col e, Line 10b)	b				
c	Other Rental Loss	(Page 2, Col e, Line 10c)	c				
d	Capital Loss	(Page 2, Col e, Line 10d)	d				
e	Other Port olio Loss	(Page 2, Col e, Line 10e)	e				
	Section 1231 Loss	(Page 2, Col e, Line 10)					
g	Other Loss	(Page 2, Col e, Line 10g)	g				
h	Charitable Contributions	(Page 2, Col e, Line 10h)	h				
i	Section 179 Expense	(Page 2, Col e, Line 10i)	i				
j	Port olio ncome Expenses	(Page 2, Col e, Line 10j)	j				
k	Other Deductions	(Page 2, Col e, Line 10k)	k				
l	nterest Expense on nvestment Debt	(Page 2, Col e, Line 10l)	l				
m	otal oreign axes Paid/Accrued	(Page 2, Col e, Line 10m)	m				
n	Section 59(e) Expenditures	(Page 2, Col e, Line 10n)	n				
o	Other decreases	(Page 2, Col e, Line 10o)	o				
p	Loss rom 179 disposition	(Page 2, Col e, Line 10p)	p				
	otal items o Losses and Deductions (otal lines 10a-10p)				10		
11	Adjusted Basis o Partnership nterest (Cannot be negative) (Line 9-Line 10) At-Risk Basis					11	0
12	At-risk adjustment (Amount rom lines 5)				12		
13	Enter the amount rom lines 6, 7, 8 and 10				13	( )	
14	Enter any nonrecourse loans, etc				14	( )	
15	Enter the MV o partner's personal property not used in the partnership that secures a nonrecourse loan on line 14				15		
16	Combine lines 12 through 15 negative, no current year loss can be deducted See orm 6198					16	

Allocation of Losses and Deductions

2016

Keep or your records

Partner Number:	TIN: 46-2414867	Year Ended: 12-31-2016	Ownership %: 100.000000
Partner Name: Utal Yoga Corporation			
Partnership Name: Red Diamond Yoga 3500 LLC			EIN 80-0918012

		(a) Beginning of Year Losses and Deductions	(b) Current Year Losses and Deductions	(c) Total Losses and Deductions	(d) %	(e) Allocable Losses and Deductions in Current Year	(f) Dissallowed Losses and Deductions (Carryover to Next Year)
10a Ordinary losses rom trade or business	(Sch K-1, Line 1)						
b Net losses rom rental real estate activities	(Sch K-1, Line 2)						
c Net losses rom other rental activities	(Sch K-1, Line 3)						
d Net short-term capital losses	(Sch K-1, Lines 8 & 9a)						
d Net long-term capital losses							
e Other port olio losses	(Shc K-1, Line 11a)						
Net losses under Section 1231	(Sch K-1, Line 10)						
g Other losses	(Sch K-1, Line 11)						
h Charitable contributions	(Sch K-1, Lines 13a-g)						
i Section 179 expense deduction	(Sch K-1, Line 12)						
j Port olio income expenses	(Sch K-1, Lines 13k & l)						
k Other deductions	(Sch K-1, Lines 13m-s,w)						
l nterest expense on investment debts	(Sch K-1, Line 13h)						
m oreign taxes paid or accrued	(Sch K-1, Lines 16i & m)						
n Section 59(e) expenditures	(Sch K-1, Line 13j)						
o Other decreases							
p Loss rom 179 asset							
otal deductible losses and deductions							
8a Nondeductible expenses & credit adj							
b Oil and gas depletion							
otal nondeductible losses and deductions							
Totals							

WK_PBAS~ LD2

Summary of Estimates

2017

Name(s) as shown on return: Red Diamond Yoga 3500 LLC

Your SSN/E N: 80-0918012

California

Form: CA 568

Payment Schedule

					Tota
Due Date	04-17-2017				
Tota Insta ment Amount	800				800
Overpayment App ed	800				800
Net Insta ment Due					

Taxpayer Records

Amount Actua y Pa d					
Date Pa d					
Check #/Conf rmat on					

Capital Account Reconciliation

(Keep for your records)

2016 Page 1

Name(s) as shown on return: Red Diamond Yoga 3500 LLC

ax D Number: 80-0918012

Partner Name	Beginning Capital Account	Capital Contributed During Year	Partner's Share of Lines 3, 4 and 7 Form 1065, Sch M-2	Withdrawals and Distributions	Ending Capital Account
Utal Yoga Corporation					
TOTALS					

Schedule M-2/Partners' Capital Reconciliation Worksheet

Form 1065 (Keep for your records) **2016**

Name(s) as shown on return: Red Diamond Yoga 3500 LLC

ax D Number: 80-0918012

Analysis of Current-Year Partners' Capital

No.	Description	Line	Amount
1	Beg nn ng partners cap ta per ba ance sheet (Schedu e L, co umn b, ne 21)	1	
2	Book ncome (oss) (Schedu e M-1, ne 1, or Schedu e M-3, page 1, ne 11)	2	0
3	Cap ta contr but ons dur ng the year (Schedu e K-1, Item L)	3	
4	Other ncreases (Schedu e M-2, ne 4)	4	
5	D str but ons (Schedu e K, nes 19A and 19B)	5	
6	W thdrawa s and other decreases (Schedu e M-2, ne 7)	6	
7	Subtota (comb nes nes 1 through 6)	7	0
8	End ng partners cap ta per ba ance sheet (Schedu e L, co umn d, ne 21)	8	
9	**Difference (line 7 minus line 8) (should be zero)**	**9**	0

Current-Year Change to Partners' Capital Compared to Current-Year Change to Schedule K, Item L (All Partners)

No.	Description	Line	Amount	Amount
1	End ng partners cap ta (Schedu e L, co umn d, ne 21)	1		
2	Beg nn ng partners cap ta (Schedu e L, co umn b, ne 21)	2		
3	Change n cap ta (ne 1 m nus ne 2)	3		
4	End ng partners cap ta (Schedu es K-1, tem L)	4		
5	Beg nn ng partners cap ta (Schedu es K-1, tem L)	5		
6	D fference (ne 4 m nus ne 5)	6		
	Current-Year Timing Adjustments from Schedule M-1 Screen (K-1 accounting method other than GAAP)			
	Subtract ons from net ncome per books (Schedu e M-1, nes 5 and 6 - not nc uded on Schedu e M-2, ne 3)			
7	Other ncome recorded on books not nc uded on Schedu e K	7		
8	Deprec at on on Schedu e K not nc uded on books	8		
9	Other Schedu e K tems not nc uded on books	9		
10	Tota subtract ons (nes 7 through 9)	10		
	Add t ons to net ncome per books (Schedu e M-1, nes 2 and 3 - not nc uded on Schedu e M-2, ne 3)			
11	Income nc uded on Schedu e K not recorded on books	11		
12	Deprec at on on books not nc uded on Schedu e K	12		
13	Other tems on books not nc uded on Schedu e K	13		
14	Tota add t ons (nes 12 through 13)	14		
15	Schedu e M-1 t m ng adjustmen s not nc uded on Schedu e M-2, nes 3, 4, and 7 (comb ne nes 10 and 14)	15		
	Current-Year Timing Adjustments from Schedule M-3 Screens (K-1 accounting method other than GAAP)			
	Permanent or temporary book-to-tax d fference amounts entered on the M32, M33, 8916A, and SCH3 screens appear on ne 16 and ne 17 as oppos te of the actua entr es. For examp e, an entry of -100 wou d appear as 100.			
16	Permanent d fferences	16		
17	Temporary d fferences	17		
18	Schedu e M-3 t m ng adjustmen s not nc uded on Schedu e M-2 (comb ne nes 16 and 17)	18		
19	Cap ta amount after M-1 t m ng adjustments (add nes 6 & 15)	19		
20	Cap ta amount after M-3 t m ng adjustments (add nes 6 & 18)	20		
21	**Net reconciliation difference (line 3 minus Line 19 or 20)**	**21**		

TAXABLE YEAR

2016

Limited Liability Company Return of Income

CALIFORNIA FORM

568

201310710332 REDD 80-0918012 16 PBA 551112
TYB 01-01-2016 TYE 12-31-2016
RED DIAMOND YOGA 3500 LLC

3500 OVERLAND AVENUE 210
LOS ANGELES CA 90034

ACCTMETHOD 3 10-07-2013 ASSETS 0.
INITIAL 0 FINAL 0 AMENDED 0

J **(1)** Dur ng th s taxab e year, d d another person or ega ent ty acqu re contro or major ty ownersh p (more than a 50% nterest) of th s LLC or any ega ent ty n wh ch the LLC ho ds a contro ng or major ty nterest that owned Ca forn a rea property (.e., and, bu d ngs), eased such property for a term of 35 years or more, or eased such property from a government agency for any term? ☐ Yes ☒ No

(2) Dur ng th s taxab e year, d d th s LLC acqu re contro or major ty ownersh p (more than a 50% nterest) n another ega ent ty that owned Ca forn a rea property (.e., and, bu d ngs), eased such property for a term of 35 years or more, or eased such property from a government agency for any term? ☐ Yes ☒ No

(3) Dur ng th s taxab e year, has more than 50% of the LLC s ownersh p nterests cumu at ve y transferred n one or more transact ons after an nterest n Ca forn a rea property (.e., and, bu d ngs) was transferred to t that was exc uded from property tax reassessment under Revenue and Taxat on Code Sect on 62(a)(2) and t was not reported on a prev ous year s tax return? ☐ Yes ☒ No

(Yes requires filing of statement, penalties may apply - see instructions.)

Enclose, but do not staple, any payment.

Comp ete Schedu e IW, LLC Income Worksheet (on S de 7) f rst to determ ne L ne 1.

		Line	Whole dollars only	
1	Tota ncome from Schedu e IW, L m ted L ab ty Company Income Worksheet. See nstruct ons	1		00
2	L m ted L ab ty Company fee. See nstruct ons	2		00
3	2016 annua L m ted L ab ty Company tax. See nstruct ons	3	800	00
4	Nonconsent ng nonres dent members tax ab ty from Schedu e T (S de 4)	4		00
5	**Total tax and fee.** Add ne 2, ne 3, and ne 4	5	800	00
6	Amount pa d w th form FTB 3537 and 2016 form FTB 3522 and form FTB 3536	6	3300	00
7	Overpayment from pr or year a owed as a cred t	7		00
8	W thho d ng (Form 592-B and/or 593)	8		00
9	**Total payments.** Add ne 6, ne 7, and ne 8	9	3300	00
10	**Use Tax. This is not a total line.** See nstruct ons	10	0	00
11	Payments ba ance. If ne 9 s more than ne 10, subtract ne 10 from ne 9	11	3300	00
12	**Use Tax balance.** If ne 10 s more than ne 9, subtract ne 9 from ne 10	12		00

	Whole dollars only
13 **Tax and fee due.** If line 5 is more than line 11, subtract line 11 from line 5 • 13	00
14 **Overpayment.** If line 11 is more than line 5, subtract line 5 from line 11 • 14	2500 00
15 Amount of line 14 to be credited to 2017 tax or fee • 15	800 00
16 **Refund.** If the total of line 15 is less than line 14, subtract the total from line 14 •16	1 7 0 0 .00
17 Penalties and interest. See instructions • 17	00
18 **Total amount due.** Add line 12, line 13, line 15, and line 17, then subtract line 14 from the result. • 18	0 .00

K Enter the maximum number of members in the LLC at any time during the year. For multiple member LLCs, attach a California Schedule K-1 (568) for each of these members • 1

L Is this LLC an investment partnership? See General Information 0 • ☐ Yes ☒ No

M (1) Is this LLC apportioning or allocating income to California using Schedule R? • ☐ Yes ☒ No

(2) If "No," was this LLC registered in California without earning any income sourced in this state during the taxable year? ⦿ ☐ Yes ☒ No

N Was there a distribution of property or a transfer (for example, by sale or death) of an LLC interest during the taxable year? • ☐ Yes ☒ No

P (1) Does the LLC have any foreign (non-U.S.) nonresident members? • ☐ Yes ☒ No

(2) Does the LLC have any domestic (non-foreign) nonresident members? • ☐ Yes ☒ No

(3) Were Form 592, Form 592-A, Form 592-B, and Form 592-F filed for these members? • ☐ Yes ☒ No

Q Are any members in this LLC also LLCs or partnerships? • ☐ Yes ☒ No

R Is this LLC under audit by the IRS or has it been audited in a prior year? • ☐ Yes ☒ No

S Is this LLC a member or partner in another multiple member LLC or partnership? • ☐ Yes ☒ No
If "Yes," complete Schedule EO, Part I.

T Is this LLC a publicly traded partnership as defined in IRC Section 469(k)(2)? ☐ Yes ☒ No

U (1) Is this LLC a business entity disregarded for tax purposes? • ☒ Yes ☐ No

(2) If "Yes," see instructions and complete Side 1, Side 2, Side 3, Schedule B, Side 5, and Side 7, if applicable. Are there credits or credit carryovers attributable to the disregarded entity? • ☐ Yes ☒ No

(3) If "Yes" to U(1), does the disregarded entity have total income derived from or attributable to California that is less than the LLC's total income from all sources? ☐ Yes ☒ No

V Has the LLC included a Reportable Transaction, or Listed Transaction within this return? (See instructions for definitions). If "Yes," complete and attach federal Form 8886 for each transaction • ☐ Yes ☒ No

W Did this LLC file the Federal Schedule M-3 (federal Form 1065)? • ☐ Yes ☒ No

X Is this LLC a direct owner of an entity that filed a federal Schedule M-3? • ☐ Yes ☒ No

Y Does the LLC have a beneficial interest in a trust or is it a grantor of a Trust? • ☐ Yes ☒ No
If "Yes," attach schedule of trusts and federal identification numbers.

Z Does this LLC own an interest in a business entity disregarded for tax purposes? ⦿ ☐ Yes ☒ No
If "Yes," complete Schedule EO, Part II.

(continued on Side 3)

(continued from Side 2)

AA Is any member of the LLC related (as defined in IRC Section 267(c)(4)) to any other member of the LLC? • ☐ Yes ☒ No

BB Is any member of the LLC a trust for the benefit of any person related (as defined in IRC Section 267(c)(4)) to any other member? • ☐ Yes ☒ No

CC (1) Is the LLC deferring any income from the disposition of assets? (see instructions) • ☐ Yes ☒ No

(2) If "Yes," enter the year of asset disposition •

DD Is the LLC reporting previously deferred Income from: (see instructions) • ☐ Installment Sale • ☐ IRC §1031 • ☐ IRC §1033 • ☐ Other

EE "Doing business as" name. See instructions: •

FF (1) Has this LLC operated as another entity type such as a corporation, S corporation, General Partnership, Limited Partnership, or Sole Proprietorship in the previous five (5) years? • ☐ Yes ☒ No

(2) If "Yes", provide prior FEIN(s) if different, business name(s), and entity type(s) for prior returns filed with the FTB and/or IRS (see instructions):

GG (1) Has this LLC previously operated outside California? • ☐ Yes ☒ No

(2) Is this the first year of doing business in California? • ☐ Yes ☒ No

Single Member LLC Information and Consent - Complete only if the LLC is disregarded. • Federal TIN/SSN

Sole Owner's name (as shown on owner's return) FOR DETAILED INFORMATION - SEE FORM CASMLLC
Utal Yoga Corporation
FEIN/CA Corp no./CA SOS File no. 46-2414867

3500 Overland Avenue 210; Los Angeles, CA 90034
Street Address, City, State, and ZIP Code

• What type of entity is the ultimate owner of this SMLLC? See instructions. Check only one box:

☐ (1) Individual ☐ (2) C Corporation ☒ (3) Pass-Through (S corporation, partnership, LLC classified as a partnership)
☐ (4) Estate/Trust ☐ (5) Exempt Organization

Member's Consent Statement: I consent to the jurisdiction of the State of California to tax my LLC income and agree to file returns and pay tax as may be required by the Franchise Tax Board.

Signature ▶ Date 2017-02-15

Sign Here

To learn about your privacy rights, how we may use your information, and the consequences for not providing the requested information, go to **ftb.ca.gov** and search for **privacy notice.** To request this notice by mail, call 800.852.5711.
Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of authorized member or manager ▶ Date

Authorized member or manager's email address (optional)

Telephone • 310-468-6828

Paid Preparer's Use Only

Paid preparer's signature ▶ Date 02-06-2017 Check if self-employed ☒ PTIN • XXXXXXXXX

Firm's name (or yours, if self-employed) and address ▶ HOWARD D FOX CPA
5835 KANAN ROAD
AGOURA HILLS, CA 91301

FEIN • 77-0377113

Telephone • 818-879-0600

May the FTB discuss this return with the preparer shown above (see instructions)? • ☒ Yes ☐ No

Schedule A Cost of Goods Sold

1	Inventory at beginning of year	1		00
2	Purchases less cost of items withdrawn for personal use	2		00
3	Cost of labor	3		00
4	Additional IRC Section 263A costs. Attach schedule	4		00
5	Other costs. Attach schedule	5		00
6	**Total.** Add line 1 through line 5	6		00
7	Inventory at end of year	7		00
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Schedule B, line 2	8		00

9 a Check all methods used for valuing closing inventory:
(1) ☐ Cost **(2)** ☐ Lower of cost or market as described in Treas. Reg. Section 1.471-4 **(3)** ☐ Write down of "subnormal" goods as described in Treas. Reg. Section 1.471-2(c) **(4)** ☐ Other. Specify method used and attach explanation ______

b Check this box if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970 ☐

c Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the LLC? ☐ Yes ☐ No

d Was there any change (other than for IRC Section 263A purposes) in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

Schedule B Income and Deductions

Caution: Include **only** trade or business income and expenses on line 1a through line 22 below. See the instructions for more information.

Income	1	a Gross receipts or sales $______ b Less returns and allowances $______ c Balance •	1c		00
	2	Cost of goods sold (Schedule A, line 8) ⊙	2		00
	3	GROSS PROFIT. Subtract line 2 from line 1c •	3		00
	4	Total ordinary income from other LLCs, partnerships, and fiduciaries. Attach schedule •	4		00
	5	Total ordinary loss from other LLCs, partnerships, and fiduciaries. Attach schedule •	5		00
	6	Total farm profit. Attach federal Schedule F (Form 1040) •	6		00
	7	Total farm loss. Attach federal Schedule F (Form 1040) •	7		00
	8	Total gains included on Schedule D-1, Part II, line 17 (**gain only**) •	8		00
	9	Total losses included on Schedule D-1, Part II, line 17 (**loss only**) •	9		00
	10	Other income. Attach schedule •	10		00
	11	Other loss. Attach schedule •	11		00
	12	**Total income (loss)**. Combine line 3 through line 11 •	12		00
Deductions	13	Salaries and wages (other than to members)	13		00
	14	Guaranteed payments to members ⊙	14		00
	15	Bad debts •	15		00
	16	Deductible interest expense not claimed elsewhere on return ⊙	16		00
	17	a Depreciation and amortization. Attach form FTB 3885L $______			
		b Less depreciation reported on Schedule A and elsewhere on return $______ c Balance •	17c		00
	18	Depletion. Do not deduct oil and gas depletion	18		00
	19	Retirement plans, etc	19		00
	20	Employee benefit programs	20		00
	21	Other deductions. Attach schedule •	21		00
	22	**Total deductions.** Add line 13 through line 21 •	22		00
	23	Ordinary income (loss) from trade or business activities. Subtract line 22 from line 12 •	23		00

Schedule T Nonconsenting Nonresident Members' Tax Liability. Attach additional sheets if necessary.

(a) Member's name	(b) SSN, ITIN, or FEIN	(c) Distributive share of income	(d) Tax rate	(e) Member's total tax due (see instructions)	(f) Amount withheld by this LLC on this member - reported on Form 592-B	(g) Member's net tax due

Total the amount of tax due. Enter the total here and on Side 1, line 4. If less than zero enter -0- ______

Schedule K Members' Shares of Income, Deductions, Credits, etc.

Section	Line	(a) Distributive share items		(b) Amounts from federal K (1065)	(c) California adjustments	(d) Total amounts using California law
Income (Loss)	1	Ordinary income (loss) from trade or business activities	1	0	0	0
	2	Net income (loss) from rental real estate activities. Attach federal Form 8825	2			
	3 a	Gross income (loss) from other rental activities	3a			
	b	Less expenses. Attach schedule	3b			
	c	Net income (loss) from other rental activities. Subtract line 3b from line 3a	3c			
	4	Guaranteed payments to members	4			
	5	Interest income	5			
	6	Dividends	6			
	7	Royalties	7			
	8	Net short-term capital gain (loss). Attach Schedule D (568)	8			
	9	Net long-term capital gain (loss). Attach Schedule D (568)	9			
	10 a	Total Gain under IRC Section 1231 (other than due to casualty or theft)	10a			
	b	Total Loss under IRC Section 1231 (other than due to casualty or theft)	10b			
	11 a	Other portfolio income (loss). Attach schedule	11a			
	b	Total other income. Attach schedule	11b			
	c	Total other loss. Attach schedule	11c			
Deductions	12	Expense deduction for recovery property (IRC Section 179). Attach schedule	12			
	13 a	Charitable contributions. See instructions. Attach schedule	13a			
	b	Investment interest expense	13b			
	c 1	Total expenditures to which IRC Section 59(e) election may apply	13c1			
	2	Type of expenditures	13c2			
	d	Deductions related to portfolio income	13d			
	e	Other deductions. Attach schedule	13e			
Credits	15 a	Withholding on LLC allocated to all members	15a			
	b	Low-income housing credit	15b			
	c	Credits other than the credit shown on line 15b related to rental real estate activities. Attach schedule	15c			
	d	Credits related to other rental activities. Attach schedule	15d			
	e	Nonconsenting nonresident members' tax paid by LLC	15e			
	f	Other credits. Attach schedule	15f			
Alternative Minimum Tax (AMT) Items	17 a	Depreciation adjustment on property placed in service after 1986	17a			
	b	Adjusted gain or loss	17b			
	c	Depletion (other than oil and gas)	17c			
	d	Gross income from oil, gas, and geothermal properties	17d			
	e	Deductions allocable to oil, gas, and geothermal properties	17e			
	f	Other alternative minimum tax items. Attach schedule	17f			
Other Information	18 a	Tax-exempt interest income	18a			
	b	Other tax-exempt income	18b			
	c	Nondeductible expenses	18c			
	19 a	Distributions of money (cash and marketable securities)	19a			
	b	Distribution of property other than money	19b			
	20 a	Investment income	20a			
	b	Investment expenses	20b			
	c	Other information. See instructions	20c			
Analysis	21 a	Total distributive income/payment items. Combine lines 1, 2, and 3c through 11c. From the result, subtract the sum of lines 12 through 13e	21a			

b Analysis of members:	(a) Corporate	(b) Individual i. Active	(b) Individual ii. Passive	(c) Partnership	(d) Exempt Organization	(e) Nominee/Other	(f) LLC
Members	0	0	0	0	0	0	0

Schedule L Balance Sheets. See the instructions for Schedule L, before completing Schedules L, M-1, and M-2.

Assets	Beginning of taxable year (a)	Beginning of taxable year (b)	End of taxable year (c)	End of taxable year (d)
1 Cash				
2 a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets. Attach schedule				
7 Mortgage and real estate loans				
8 Other investments. Attach schedule				
9 a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
10 a Depletable assets				
b Less accumulated depletion	( )		( )	
11 Land (net of any amortization)				
12 a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
13 Other assets. Attach schedule				
14 Total assets				
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities. Attach schedule				
18 All nonrecourse loans				
19 Mortgages, notes, bonds payable in 1 year or more				
20 Other liabilities. Attach schedule				
21 Members' capital accounts				
22 Total liabilities and capital				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return. Use total amount under California law. See inst.

1 Net income (loss) per books	(800)
2 Income included on Schedule K, line 1 through line 11c, not recorded on books this year. Itemize	
3 Guaranteed payments (other than health insurance)	
4 Expenses recorded on books this year not included on Schedule K, line 1 through line 13e. Itemize: a Depreciation $; b Travel and entertainment $; c Annual LLC tax $ 800 ; d Other $	
e Total. Add line 1 through 4e	800
5 Total of line 1 through line 4e	
6 Income recorded on books this year not included on Schedule K, line 1 through line 11c. Itemize: a Tax-exempt interest $; b Other $	
c Total. Add line 6a and line 6b	
7 Deductions included on Sch K, line 1 through line 13e, not charged against book income this year. Itemize: a Depreciation $; b Other $	
c Total. Add line 6c and line 7c	
8 Total. Add line 6c and line 7c	
9 Income (loss) (Schedule K, line 21a). Subtract line 8 from line 5	

Schedule M-2 Analysis of Members' Capital Accounts. Use California amounts.

1 Balance at beginning of year	
2 Capital contributed during year a Cash	
b Property	
3 Net income (loss) per books	(800)
4 Other increases. Itemize	
5 Total of line 1 through line 4	(800)
6 Distributions: a Cash	
b Property	
7 Other decreases. Itemize	
8 Total of line 6 and line 7	
9 Balance at end of year. Subtract line 8 from line 5	(800)

Schedule O Amounts from Liquidation used to Capitalize a Limited Liability Company. (Complete only if initial return box is checked on Side 1, Question H.)

Name of entity liquidated (if more than one, attach a schedule) ____

Type of entity: ☐ (1) C Corporation ☐ (2) S Corporation ☐ (3) Partnership ☐ (4) Limited Partnership ☐ (5) Sole Proprietor ☐ (6) Farmer

Entity identification number(s) FEIN ____ SSN or ITIN ____ Corporation ____ CA SOS ____

Amount of liquidation gains recognized to capitalize the LLC ____

Schedule IW Limited Liability Company (LLC) Income Worksheet

Enter your California income amounts on the worksheet. All amounts entered must be assigned for California law differences. **Use only amounts that are from sources derived from or attributable to California when completing lines 1-17 of this worksheet.** If your business is both within and outside of California, see Schedule IW instructions to assign the correct amounts to California. If the LLC is wholly within California, the total income amount is assigned to California and is entered beginning with line 1a. If the single member LLC (SMLLC) does not meet the 3 million criteria for filing Schedule B (568) and Schedule K (568), the SMLLC is still required to complete Schedule IW. Disregarded entities that do not meet the filing requirements to complete Schedule B or Schedule K should prepare Schedule IW by entering the California amounts attributable to the disregarded entity from the member's federal Schedule B, C, D, E, F (Form 1040), or additional schedules associated with other activities. **Do not enter amounts on this worksheet that have already been reported by another LLC to determine its fee.**

See instructions on page 14 of the Form 568 Booklet for more information on how to complete Schedule IW.

1	a	Total California income from Form 568, Schedule B, line 3. See instructions	1a			
	b	Enter the California cost of goods sold from Form 568, Schedule B, line 2 and from federal Schedule F (Form 1040) (plus California adjustments) associated with the receipts assigned to California on lines 1a and 4	1b			
2	a	If the answer to Question U(1) on Form 568 Side 2, is "Yes", include the gross income of this disregarded entity that is not included in lines 1 and 8 through 16	2a			
	b	Enter the cost of goods sold of disregarded entities associated with the receipts assigned to California on line 2a	2b			
3	a	LLC's distributive share of ordinary income from pass-through entities	3a			
	b	Enter the LLC's distributive share of cost of goods sold from other pass-through entities associated with the receipt assigned to California on line 3a (see Schedule K-1s (565), Table 3, line 1a)	3b			
	c	Enter the LLC's distributive share of deductions from other pass-through entities associated with the receipt assigned to California on line 3a (see Schedule K-1s (565), Table 3, line 1b)	3c			
4		Add gross farm income from federal Schedule F (Form 1040). Use California amounts	4			
5		Enter the total of other income (not loss) from Form 568, Schedule B, line 10	5			
6		Enter the total gains (not losses) from Form 568, Schedule B, line 8	6			
7		**Add line 1a through line 6**			7	
8		**California rental real estate**				
	a	Enter the total gross rents from federal Form 8825, line 18a	8a			
	b	Enter the total gross rents from all Schedule K-1s (565), Table 3, line 2	8b			
	c	Add line 8a and line 8b			8c	
9		**Other California rentals.**				
	a	Enter the amount from Schedule K (568), line 3a	9a			
	b	Enter the amount from all Schedule K-1s (565), Table 3, line 3	9b			
	c	Add lines 9a and 9b			9c	
10		**California interest.** Enter the amount from Form 568, Schedule K, line 5			10	
11		**California dividends.** Enter the amount from Form 568, Schedule K, line 6			11	
12		**California royalties.** Enter the amount from Form 568, Schedule K, line 7			12	
13		**California capital gains.** Enter the capital gains (not losses) included in the amounts from Form 568, Schedule K, lines 8 and 9			13	
14		**California 1231 gains.** Enter the amount of total gains (not losses) from Form 568, Schedule K, line 10a			14	
15		**Other California portfolio income (not loss).** Enter the amount from Form 568 Schedule K, line 11a			15	
16		**Other California income (not loss) not included in line 5.** Enter the amount from Form 568, Schedule K, line 11b			16	
17		**Total California income.** Add lines 7, 8c, 9c, 10, 11, 12, 13, 14, 15, and 16. Line 17 may not be a negative number. Enter here and on Form 568, Side 1, Line 1. If less than zero enter -0-			17	

CA 568 Schedule Q Additional Information

G. Accounting Method Additional Information

Account ng Method {7} . . . . cash Allowable values Cash, Accrual, Hybrid

J. K-1s Filed

F ed by Mag Med a {5} . . . . false

K1 Mag Med a Count . . . . ________

Return 80-0918012

CA 568 Single Member LLC Additional Information

Federa ITIN {9}	
SSN {9}	
S0S Number {12}	
CA Corporat on number {7}	
FEIN {9}	XXXXXXXXX
LLC Temp number {9}	
Bus ness Name L ne 1 {75}	Utal Yoga Corporation
Bus ness Name L ne 2 {75}	
US Address L ne 1 {35}	3500 Overland Avenue 210
US Address L ne 2 {35}	
US C ty {22}	Los Angeles
US State {2}	CA
US Z p Code {16}	90034
Consent Date {10}	2017-02-15
T t e {100}	Pres-Utal Yoga
Ent ty Type	Pass Through
Exp a n {30}	

Schedule K - Line 21A Calculation Summary

80-0918012

Items to Add	(a) Distributive share items		(b) Amounts rom ederal K (1065)	(c) Cali ornia adjustments	(d) Total amounts using Cali ornia law
1	Ordinary income (loss) rom trade or business activities	1			
2	Net income (loss) rom rental real estate activities Attach ederal orm 8825	2			
3 c	Net income (loss) rom other rental activities	3c			
4	Guaranteed payments to members	4			
5	nterest income	5			
6	Dividends	6			
7	Royalties	7			
8 a	Net short-term capital gain (loss)	8			
9 a	Net long-term capital gain (loss)	9			
10 a	otal Gain under RC Section 1231	10a			
b	otal Loss under RC Section 1231 (Reminder subtract when adding)	10b			
11 a	Other port olio income (loss)	11a			
b	otal other income	11b			
c	otal other loss (Reminder subtract when adding)	11c			
	Subtotal of Addition Items:				

Items to Subtract					
12	Expense deduction or recovery property (RC Section 179)	12			
13 a	Charitable contributions See instructions	13a			
b	nvestment interest expense	13b			
c	otal expenditures to which RC Section 59(e) election may apply	13c			
d	Deductions related to port olio income	13d			
e	Other deductions	13e			
	Subtotal of Subtraction Items:				

Total					
21	otal distributive income/payment items Combine lines 1, 2, and 3c through 11c rom the result, subtract the sum o lines 12 through 13e	21			

TAXABLE YEAR **2016**

Member's Share of Income, Deductions, Credits, etc.

CALIFORNIA SCHEDULE **K-1 (568)**

TYB 01-01-2016 TYE 12-31-2016
46-2414867
UTAL YOGA CORPORATION

3500 OVERLAND AVENUE 210
LOS ANGELES CA 90034

80-0918012 201310710332
RED DIAMOND YOGA 3500 LLC

3500 OVERLAND AVENUE 210
LOS ANGELES CA 90034

A What type of entity is this member? •

(1) [ ] Individual (4) [ ] C Corporation (7) [ ] LLP (10) [ ] Exempt Organization
(2) [X] S Corporation (5) [ ] General Partnership (8) [ ] LLC (11) [ ] Disregarded Entity
(3) [ ] Estate/Trust (6) [ ] Limited Partnership (9) [ ] IRA/Keogh/SEP

B Is this member a foreign member? • [ ] Yes [X] No

C Enter member's percentage (without regard to special allocations) of:

	(i) Before decrease or termination	(ii) End of year
Profit sharing	100.0000 %	• 100.0000 %
Loss sharing	100.0000 %	• 100.0000 %
Ownership of capital	100.0000 %	• 100.0000 %

D Member's share of liabilities:

Nonrecourse	• $ 0 .00
Qualified nonrecourse financing	• $ 0 .00
Other	• $ 0 .00

E Reportable transaction or tax shelter registration number(s)

F (1) Check here if this is a publicly traded partnership as defined in IRC Section 469(k)(2) [ ]

(2) Check here if this is an investment partnership (R&TC Sections 17955 and 23040.1) [ ]

G Check here if this is: • (1) [ ] A final Schedule K-1 (568) (2) [ ] An amended Schedule K-1 (568)

H Is this member a resident of California? • [X] Yes [ ] No

Member's name	Member's identifying number
UTAL YOGA CORPORATION	46-2414867

I Analysis of member's capital account: Check the box •(1) [X] Tax Basis (2) [ ] GAAP (3) [ ] Section 704(b) Book (4) [ ] Other (explain)

(a) Capital account at beginning of year	(b) Capital contributed during year	(c) Member's share of line 3, line 4, and line 7 Form 568, Schedule M-2	(d) Withdrawals and distributions	(e) Capital account at end of year, combine col. (a) through col. (d)
• 0	• 0	• (800)	• (0)	• (800)

Caution: Refer to Member's Instructions for Schedule K-1 (568) before entering information from this schedule on your California return.

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c) where applicable	(e) California source amounts and credits
Income (Loss)	1 Ordinary income (loss) from trade or business activities	0	0	• 0	▶ 0
	2 Net income (loss) from rental real estate activities			•	▶
	3 Net income (loss) from other rental activities			⊙	⊙
	4 Guaranteed payments to members			•	▶
	5 Interest income			•	▶
	6 Dividends			•	▶
	7 Royalties			•	▶
	8 Net short-term capital gain (loss)			•	▶
	9 Net long-term capital gain (loss)			•	▶
	10 a Total gain under IRC Section 1231 (other than due to casualty or theft)			•	▶
	b Total loss under IRC Section 1231 (other than due to casualty or theft)			•	▶
	11 a Other portfolio income (loss). Attach sch.			•	▶
	b Total other income. Attach schedule			•	▶
	c Total other loss. Attach schedule			•	▶
Deductions	12 Expense deduction for recovery property (IRC Section 179)				
	13 a Charitable contributions				
	b Investment interest expense				
	c 1 Total expenditures to which an IRC Section 59(e) election may apply.				
	2 Type of expenditures ______				
	d Deductions related to portfolio income Attach schedule				
	e Other deductions. Attach schedule				

Member's name: UTAL YOGA CORPORATION

Member's identifying number: 46-2414867

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c)	(e) California source amounts and credits
Credits	15 a Total withholding (equals amount on Form 592-B if calendar year LLC)			•	▶
	b Low-income housing credit				
	c Credits other than line 15b related to rental real estate activities. Attach schedule				
	d Credits related to other rental activities. Attach schedule				
	e Nonconsenting nonresident member's tax paid by LLC				
	f Other credits - Attach required schedules or statements				
Alternative Minimum Tax (AMT) Items	17 a Depreciation adjustment on property placed in service after 1986				
	b Adjusted gain or loss				
	c Depletion (other than oil & gas)				
	d Gross income from oil, gas, and geothermal properties				
	e Deductions allocable to oil, gas, and geothermal properties				
	f Other alternative minimum tax items. Attach schedule				
Tax-exempt Income and Nondeductible Expenses	18 a Tax-exempt interest income				
	b Other tax-exempt income				
	c Nondeductible expenses				
Distributions	19 a Distributions of money (cash and marketable securities)				
	b Distributions of property other than money				
Other Information	20 a Investment income				
	b Investment expenses				
	c Other information. See instructions				

Member's name	Member's identifying number
UTAL YOGA CORPORATION	46-2414867

Other Member Information

Table 1 - Member s share of nonbus ness ncome from ntang b es (source of ncome s dependent on res dence or commerc a dom c e of the member):

Interest	$	Sec. 1231 Ga ns/Losses	$	Cap ta Ga ns/Losses	$
D v dends	$	Roya t es	$	Other	$

FOR USE BY MEMBERS ONLY - See nstruct ons.

Table 2 - Member s share of d str but ve tems.

A. Member s share of the LLC s bus ness ncome. See nstruct ons. $

B. Member s share of nonbus ness ncome from rea and tang b e persona property sourced or a ocab e to Ca forn a.

Cap ta Ga ns/Losses	$	Rents/Roya t es	$
Sec.1231 Ga ns/Losses	$	Other	$

C. Member s d str but ve share of the LLC s property, payro , and sa es:

Factors	**Total within and outside California**	**Total within California**
Property: Beg nn ng	$	$
Property: End ng	$	$
Property: Annua rent expense	$	$
Payro	$	$
Sa es	$	$

Utal Yoga Corporation

Partner (Individual)

SSN {9} . . . . ________ Not App cab e {14} . . . . . ________
F rst Name {7} . . . . ________
M dd e In t a {1} . . . . _
Last Name {11} . . . . ________
Date of Death (YYYY-MM-DD) {10} . . ________

Partner (Non-Individual)

FEIN {9} . . . . XXXXXXXXX Not App cab e {14} . . . . . ________
CA SOS Number {12} . . . . ________
Bus ness Name {70} . . . . Utal Yoga Corporation
Do ng Bus ness As - DBA {70} . . . . ________

Partner Address Information

US Address L ne 1 {30} . . . . 3500 Overland Avenue 210
US Address L ne 2 {30} . . . . ________
US C ty {17} . . . . Los Angeles
US State {2} . . . . CA
US Z p Code {16} 90034
Fore gn Address L ne 1 {30} . . . . . ________
Fore gn Address L ne 2 {30} . . . . . ________
Fore gn C ty {17} . . . . ________
Fore gn Prov nce or State {50} . . . . ________
Fore gn Country {2} . . . . ___
Fore gn Posta Code {50} . . . . ________

LLC Information

Ent ty Type {30} . . . . S Corporation
Ana ys s Method . . . . Tax Basis

Partnership Address Information

US Address L ne 1 {30} . . . . 3500 Overland Avenue 210
US Address L ne 2 {30} . . . . ________
US C ty {17} . . . . Los Angeles
US State {2} . . . . CA
US Z p Code {16} 90034
Fore gn Address L ne 1 {30} . . . . . ________
Fore gn Address L ne 2 {30} . . . . . ________
Fore gn C ty {17} . . . . ________
Fore gn Prov nce or State {50} . . . . ________
Fore gn Country {2} . . . . ___
Fore gn Posta Code {50} . . . . ________

Miscellaneous Information

Tax She ter {5} . . . . false

Name(s) as shown on return
Red Diamond Yoga 3500 LLC

SSN/FEIN
80-0918012

1200 CA Electronic Filing NOT allowed

One or both the following has occurred:
- A Federal messages page was produced; or
- A ST-MSG messages page was produced.

Therefore, disallowing the state to be transmitted.